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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 AND ENDING 03/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ABG, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTH AVENUE - 23RD FLOOR

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL T MARRONE   646-930-1906

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP

(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, JACKSON EISENPRESSER _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ABG, LLC _____ , as

of MARCH 31 _____, 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Signature

MANAGING DIRECTOR & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABG, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2019

ABG, LLC

CONTENTS

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

To the Member of
ABG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG, LLC (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2017.

New York, New York
May 29, 2019

ABG, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

<u>ASSETS</u>

ASSETS:

Cash	$	366,098
Property and equipment, net of accumulated		
depreciation of $3,248		9,550
Receivables from clients		2,246,191
Right of use asset		186,377
Other assets		9,687
TOTAL ASSETS	$	2,817,903

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES:

Accounts payable	$	49,739
Accrued expenses		75,228
Lease liaiblity		186,377
TOTAL LIABILITIES		311,344

CONTINGENCIES

MEMBER'S EQUITY		2,506,559
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,817,903

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

ABG, LLC (the "Company") is a limited liability company organized in 2013 in the State of Kansas. The Company is a wholly owned subsidiary of JCAE Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since March 2014. The Company approved business activities are providing advisory services and acting in the capacity of a finder or placement agent for private offerings. The Company operates from its principal office location in New York City and an office in California.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three years. Depreciation is computed using the straight-line method.

Income Taxes

The Company, as a limited liability Company, is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. The Company is not a separate tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its parent's owners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2015. The years 2015 to 2017 remain subject to examination by taxing authorities.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Clients

The Company's accounts receivable represent amounts due for advisory fees. Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of March 31, 2019 no allowance was necessary.

Securities owned

The Company owns an interest in two separate funds, both of which currently have no value of March 31, 2019. Realized and unrealized gains and losses are included in investment return, along with interest and dividends, in the statement of operations.

The accompanying notes are an integral part of these financial statements

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Recent accounting pronouncements</u>

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning in April 2019 but the Company had elected to early adopt this new pronouncement as of April 1, 2018, and has recorded a "right of use" asset and a lease liability payable in the amount of $186,377.

Note 3   <u>Account receivables</u>

The Company has accounts receivables from clients that are payable over time. The amounts due are as follows:

Years Ending March 31,	Amount
2020	$ 1,146,191
2021	550,000
2022	550,000
	$ 2,246,191

The Company has determined that all of these amounts are fully collectible and has not recorded any reserves against them as of March 31, 2019.

The account receivables balance as of March 31, 2019 includes foreign funds. As of March 31, 2019 the Company has a receivable of £1,500,000, which is valued at US $1,950,000. During the year the Company has recognized unrealized gains of $17,325 on these funds.

Note 4 - <u>Property and Equipment</u>

Property and equipment, net at March 31, 2019 are summarized as follows:

Computer and equipment	$	12,798
Less: accumulated depreciation		3,248
	$	9,550

Depreciation expense amounted to $3,248 for the year ended March 31, 2019.

The accompanying notes are an integral part of these financial statements

Note 5 - Right of Use Asset and Lease Liability

On December 19, 2016, the Parent entered into an agreement to lease office space through August 2018. On June 1, 2018 the Parent amendment the lease to extended it through December 2021. On June 2, 2018 the Parent entered into an agreement to assign the lease to the Company. The Company records rent expense on the straight-line basis over the term of the lease of approximately $6,250 per month.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease doesn't contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of March 31, 219 for the right of use asset of $186,377, offset by lease liabilities of $186,377. The cost for operating lease was $75,000 for the twelve months ended March 31, 2019 and operating cash flow paid for lease liabilities during the same period was $75,000. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of January 1, 2019 of 4.235%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of March 31, 2019, are as follows:

Year Ending March 31,		Lease		Less Discount Amount		Total Lease Liability
2020	$	75,000	$	8,348	$	66,652
2021		75,000		7,615		67,385
2022		56,250		3,910		52,340
	$	206,250	$	19,873	$	186,377

Note 4 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of March 31, 2019.

The accompanying notes are an integral part of these financial statements

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2019, the Company had net capital of $241,131, which exceeded its requirement of $8,331 by $232,800. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2019, this ratio was 51.83 to 1.

Note 6 – Related Party Transactions

Starting in July 2018 the Company lease office space in California from one of the partners.

Note 7 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after March 31, 2019 through May 29, 2019, which is the date that the financial statements were available to be issued.

The accompanying notes are an integral part of these financial statements